UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Relativity Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

75944B 205

(CUSIP Number)

Tarek Tabsh

Chief Executive Officer

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

Telephone: (888) 710-4420

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75944B 205

1	Names of Reporting Person. Relativity Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,154,131 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,154,131 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,154,131(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 71.7% (2)
14	Type of Reporting Person OO

(1)	Includes (a) 2,500,380 shares of the Issuer’s Class A common stock, $0.0001 par value (the “Class A Common Stock”), converted from Class B common stock, $0.0001 par value (the “Class B Common Stock”) (Class A Common Stock together with Class B Common Stock, the “Common Stock”) on a one-for-one basis, on February 27, 2023, (b) one share of the Issuer’s Class B common stock, which is automatically convertible into one share of Class A common stock at the time of the Issuer’s initial business combination (as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-262156)) and (c) 653,750 shares of Class A Common Stock underlying private placement units (each private placement unit consisting of one share of Class A Common Stock and one redeemable warrant), acquired pursuant to a Unit Subscription Agreement by and between Relativity Acquisition Sponsor LLC and the Issuer.

(2)	Based on 4,400,794 shares of Class A common stock and one share of Class B Common Stock issued and outstanding as of March 3, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 3, 2023.

CUSIP No. 75944B 205

1	Names of Reporting Person. Tarek Tabsh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,154,131(1)
	8	Shared Voting Power (see Item 5 below)
	9	Sole Dispositive Power 3,154,131 (1)
	10	Shared Dispositive Power (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,154,131(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 71.7% (2)
14	Type of Reporting Person IN

(1)	Includes (a) 2,500,380 shares of the Issuer’s Class A common stock, $0.0001 par value (the “Class A Common Stock”), converted from Class B common stock, $0.0001 par value (the “Class B Common Stock”) (Class A Common Stock together with Class B Common Stock, the “Common Stock”) on a one-for-one basis, on February 27, 2023, (b) one share of the Issuer’s Class B common stock, which is automatically convertible into one share of Class A common stock at the time of the Issuer’s initial business combination (as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-262156)) and (c) 653,750 shares of Class A Common Stock underlying private placement units (each private placement unit consisting of one share of Class A Common Stock and one redeemable warrant), acquired pursuant to a Unit Subscription Agreement by and between Relativity Acquisition Sponsor LLC and the Issuer. Tarek Tabsh is the managing manager of the Sponsor with voting and investment discretion of the securities held by the Sponsor and accordingly may deemed to have beneficial ownership of securities reported herein. Mr. Tabsh disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Based on 4,400,794 shares of Class A common stock and one share of Class B common stock issued and outstanding as of March 3, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 3, 2023.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D (this “Schedule 13D/A”) is filed on behalf of Relativity Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Tarek Tabsh (collectively, the “Reporting Persons”). This Schedule 13D/A is being filed on behalf of the Reporting Persons to update the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on January 9, 2023 (the “Schedule 13D”). This Schedule 13D/A also reflects the Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on March 3, 2023.

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer

Securities acquired: Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

Issuer: Relativity Acquisition Corp. (the “Issuer”)

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

Item 2.	Identity and Background

(a)	This Schedule 13D/A is filed by:

(i)	the Sponsor, which is the holder of record of approximately 71.7% of the issued and outstanding Common Stock of the Issuer (4,400,795), based on the number of shares of Class A Common Stock (4,400,794) and Class B Common Stock (1) outstanding as of March 3, 2023; and

(ii)	Tarek Tabsh, the Chief Executive Officer and director of the Issuer, is the managing manager of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Relativity Acquisition Corp., 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, NV 89169.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal occupation of Mr. Tabsh is the Chief Executive Officer and director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Tabsh is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $6,562,500. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on May 28, 2021, the Sponsor purchased 3,750,000 shares of Class B Common Stock for a purchase price of $25,000, pursuant to a Securities Subscription Agreement, dated May 28, 2021, between the Sponsor and the Issuer (the “Purchase Agreement”).

On December 14, 2021, pursuant to the Cancellation Agreement between the Sponsor and the Issuer (the “December Cancellation Agreement”), the Sponsor returned to the Issuer, at no cost, an aggregate of 511,250 Founder Shares, which the Issuer cancelled, resulting in an aggregate of 3,238,750 Founder Shares outstanding and held by the Sponsor. On January 12, 2022, the Sponsor transferred 176,094 Founder Shares to George Syllantavos, and 28,750 Founder Shares to Anastasios Chrysostomidis.

On February 10, 2022, simultaneously with the consummation of the Issuer’s initial public offering (the “IPO”), the Sponsor purchased 653,750 units (“Private Placement Units”) of the Issuer at $10.00 per Private Placement Unit, generating gross proceeds of $6,537,500, pursuant to a Unit Subscription Agreement, dated February 10, 2022, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D/A, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock and one redeemable warrant (as described more fully in the Issuer’s final prospectus dated February 10, 2022 (the “Final Prospectus”)).

On February 27, 2023, the Sponsor elected to convert 3,033,905 Founder Shares into shares of Class A Common Stock on a one-for-one basis (the “Conversion”). The Sponsor then transferred 533,525 of such shares of Class A Common Stock to certain members of the Sponsor. This resulted in the Sponsor holding an aggregate of 2,500,381 shares of Common Stock (including one share of Class B Common Stock), as more fully described in Item 6 of this Schedule 13D/A which information is incorporated herein by reference. The shares of Class A Common Stock received by the Sponsor as a result of the Conversion are subject to the same restrictions as those to which the Founder Shares were subject prior to the Conversion, including, among others, certain transfer restrictions, the waiver of redemption rights and the obligation to vote in favor of the initial business combination, as described in the Final Prospectus.

 The shares of Class A Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of shares of Class A Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Class A Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote their shares in favor of any proposed business combination, (B) not to redeem any shares (including the shares underlying Placement Units) in connection with such stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of the Issuer’s Second Amended and Restated Certificate of Incorporation (the “Charter”) relating to stockholders’ rights or pre-business combination activity and (C) that the Founder Shares and the shares underlying the Private Placement Units shall not participate in any liquidating distribution upon winding up if an initial business combination is not consummated.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Items 7-11 of the cover page of this Schedule 13D/A are incorporated herein by reference. As of the date hereof the Reporting Persons may be deemed to beneficially own 3,154,131 shares of Class A Common Stock and one share of Class B Common Stock, representing 71.7% of the total of the Issuer’s issued and outstanding Class A Common Stock (4,400,794). This amount excludes the 653,750 shares of Class A Common Stock underlying the private placement warrants that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

Tarek Tabsh is the managing manager of the Sponsor and therefore has sole voting and dispositive power of the shares of Common Stock held by the Sponsor. Mr. Tabsh disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s shares of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D/A which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor and Related Transactions

In connection with the organization of the Issuer, on May 28, 2021, 3,750,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 562,500 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriters of the IPO did not exercise their over-allotment option in full. Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

On December 14, 2021, pursuant to the December Cancellation Agreement, the Sponsor returned to the Issuer, at no cost, an aggregate of 511,250 Founder Shares, which the Issuer cancelled, resulting in an aggregate of 3,238,750 Founder Shares outstanding and held by the Sponsor. On January 12, 2022, our sponsor transferred 176,094 Founder Shares to George Syllantavos, and 28,750 Founder Shares to Anastasios Chrysostomidis. This resulted in the Sponsor holding an aggregate of 3,033,906 Founder Shares (up to 468,750 of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised). In connection with the IPO, the underwriters exercised their over-allotment option in full. As a result, no shares were forfeited and the remaining Founder Shares were no longer subject to forfeiture, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 31, 2022.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on January 13, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On February 10, 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 653,750 Private Placement Units pursuant to the Unit Subscription Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock-up provision in the Unit Subscription Agreement and the Insider Letter (as defined below), which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On February 10, 2022, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote the Founder Shares, the Private Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Charter to modify (i) the substance or timing of the ability of holders of public shares to seek redemption in connection with an initial business combination or amendments to the Charter prior thereto or (ii) (A) the Company’s obligation to redeem 100% of the public shares if the Company does not complete an initial business combination within such time set forth in the Charter or (B) any other provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides its public stockholders with the opportunity to redeem their shares of Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares (C) not to redeem any shares (including the Founder Shares and shares underlying the Private Placement Units) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Charter relating to stockholders’ rights or pre-business combination activity and (D) that the Founder Shares and Private Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 16, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On February 10, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on February 16, 2022 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of May 28, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on January 28, 2022).

Exhibit 10.2	Unit Subscription Agreement, dated as of February 10, 2022, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2022).

Exhibit 10.3	Insider Letter, dated as of February 10, 2022, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2022).

Exhibit 10.4	Registration Rights Agreement, dated as of February 10, 2022, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2022).

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2023	RELATIVITY ACQUISITION SPONSOR LLC

	By:	/s/ Tarek Tabsh
		Name:	Tarek Tabsh
		Title:	Managing Member

Date: March 6, 2023	/s/ Tarek Tabsh
Tarek Tabsh